Exhibit 16.1

[KPMG LLP Letterhead]

June 29, 2004

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Southern BancShares (N.C.), Inc. and, under the date of March 5, 2004, we reported on the consolidated financial statements of Southern BancShares (N.C.), Inc. as of and for the years ended December 31, 2003 and 2002. On June 24, 2004, our appointment as principal accountants was terminated. We have read Southern BancShares (N.C.), Inc.’s statements included under Item 4 of its Form 8-K dated June 24, 2004, and we agree with such statements, except that we are not in a position to agree or disagree with the description of the appointment of Dixon Hughes and whether or not the audit committee approved the appointment of Dixon Hughes.

Very truly yours,

/S/ KPMG LLP